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                       May 17, 2024

       Anna Cross
       Group Finance Director
       Barclays PLC
       1 Churchill Place
       London E14 5HP, England

                                                        Re: Barclays PLC
                                                            Form 20-F for for
the fiscal year ended December 31, 2023
                                                            File No. 001-09246

       Dear Anna Cross:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Finance